Filed by The Bear Stearns Companies Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                              of the Securities Exchange Act of 1934, as amended

                                Subject Company: The Bear Stearns Companies Inc.
                                                  (Commission File No. 001-8989)


Certain statements contained in this filing are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those discussed in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental and self-regulatory organization approvals of the merger on the proposed terms and schedule and any changes to regulatory agencies' outlook on, responses to and actions and commitments taken in connection with the merger and the agreements and arrangements related thereto. For a discussion of the additional risks and uncertainties that may affect Bear Stearns' future results, please see: (1) "Risk Factors" in Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007 and "Risk Management" filed as Exhibit 13 to Bear Stearns' Annual Report on Form 10-K for the year ended November 30, 2007; (2) similar sections of Bear Stearns' quarterly reports on Form 10-Q, which have been filed with the Securities and Exchange Commission ("SEC"); and (3) "Management's Discussion and Analysis of Financial Condition and Results of Operations" filed as an Exhibit to Bear Stearns' Current Report on Form 8-K filed with the SEC on April 11, 2008.

Additional Information
In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

Participants in the Solicitation
JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.

                                      * * *

[The following is an email that was sent to employees of The Bear Stearns Companies Inc. and posted on its internal website]

BearFlash

Special Meeting of Stockholders

We will hold a special meeting of stockholders at 383 Madison Avenue, 2nd Floor, New York, New York at 10:00 a.m., local time, on May 29, 2008 to consider and vote upon the following matters:

      o a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 16, 2008, by and between Bear Stearns and JPMorgan Chase & Co., as amended by Amendment No. 1 dated as of March 24, 2008 and as such agreement may be further amended from time to time; and
      o a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve and adopt the merger agreement.

If you are a Bear Stearns stockholder, you should have already received the proxy statement/prospectus regarding the proposed merger. We urge you to read the proxy statement/prospectus, including any documents incorporated in the document by reference, and its appendices carefully and in their entirety.

It is important that as many shares of Bear Stearns common stock as possible be represented at the special meeting by proxy or otherwise. The affirmative vote of a majority of all outstanding shares Bear Stearns common stock is required to approve and adopt the merger agreement. Failure to vote any shares that you hold (other than shares held in The Bear Stearns Companies Inc. Employee Stock Ownership Plan and The Bear Stearns Companies Inc. 2008 Trust) will have the same effect as voting against the merger. Please see page 1 of the proxy statement/prospectus for a discussion of the effect of the failure to vote any of your shares that are held in the ESOP or Trust.

If you have not already voted your shares, please refer to the information below for instructions on how to vote your shares.

Where to vote
-------------
You can vote by Internet, telephone or by mailing in your proxy card.

      o     Vote by Internet - www.proxyvote.com
            Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on May 28, 2008. For shares held in the ESOP or the Trust, employees must submit their voting instructions for receipt by the trustees on or before May 23, 2008.
      o     Vote by Phone - 1-800-690-6903
            Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on May 28, 2008. For shares held in the ESOP or the Trust, employees must submit their voting instructions for receipt by the trustees on or before May 23, 2008.
      o     Vote by Mail
            Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Bear Stearns Companies Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

What you need
-------------
You must have your unique control number at hand when voting by Internet or telephone. It can be found on the proxy card that was mailed to you or in the email you received if you chose electronic delivery. You will need this control number in order to vote by Internet or telephone. If you lose your proxy card, please contact Elisa Marks at 8-383-1574.

How to vote by Internet or telephone
------------------------------------
Have your control number at hand, and follow the easy step-by-step instructions. It should take less than five minutes to vote by Internet or by telephone.

If you are a Bear Stearns stockholder as of the record date for the special meeting (April 18, 2008), you are invited to attend the special meeting of stockholders of Bear Stearns to be held on May 29, 2008 at 10:00 a.m. in the 2nd Floor auditorium at 383 Madison Avenue.

If you have any questions regarding the voting process, please click here or contact Elisa Marks at 8-383-1574.

                             ADDITIONAL INFORMATION

In connection with the proposed merger, JPMorgan Chase has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.

                                      * * *

[The following questions and answers were posted on the internal website of The Bear Stearns Companies Inc.]

                     Bear Stearns Merger with JPMorgan Chase
                           Frequently Asked Questions
                                   May 8, 2008

Q:    Why is my vote being solicited?

A: You are being asked to approve and adopt the merger agreement, dated as of March 16, 2008, by and between JPMorgan Chase and Bear Stearns, as amended on March 24, 2008, pursuant to which, if the merger contemplated by the merger agreement is completed, Bear Stearns will become a subsidiary of JPMorgan Chase. The special meeting to approve and adopt the merger agreement will be held on May 29, 2008. It is important that as many shares of Bear Stearns common stock as possible be represented at the special meeting by proxy or otherwise. The affirmative vote of a majority of all outstanding shares Bear Stearns common stock is required to approve and adopt the merger agreement. Failure to vote any shares that you hold (other than shares held in The Bear Stearns Companies Inc. Employee Stock Ownership Plan and The Bear Stearns Companies Inc. 2008 Trust) will have the same effect as voting against the merger. If the trustee for the ESOP does not receive voting instructions for any shares held in the ESOP, it shall determine how any uninstructed shares are voted. If the trustee for the Trust does not receive voting instructions for any shares held in the Trust, it will vote uninstructed shares held in the Trust in the same proportion as the voting instructions that it receives for shares held in the Trust.

Q: What will happen if the Bear Stearns stockholders approve and adopt the merger agreement?

A: If the Bear Stearns stockholders approve and adopt the merger agreement, upon the satisfaction or waiver of the other conditions to the merger, the merger will be completed, and among other things (1) Bear Stearns will become a subsidiary of JPMorgan Chase; (2) Bear Stearns common stockholders will receive shares of JPMorgan Chase common stock; (3) retained employees will become employees of JPMorgan Chase; and (4) transitioned employees will be entitled to receive severance and other benefits as set forth in the Retention Guidelines for Bear Stearns' employees, which are posted on our internal website.

Q: What will happen if the Bear Stearns stockholders do not approve and adopt the merger agreement?

A: If the Bear Stearns stockholders do not approve and adopt the merger agreement, JPMorgan Chase will have the right to terminate the merger agreement 120 days after the date of the special meeting.

      JPMorgan Chase has provided an operating guaranty in respect of certain trading and other obligations of Bear Stearns and certain of its subsidiaries. In addition, JPMorgan Chase has provided the Fed guaranty to the Federal Reserve Bank of New York of Bear Stearns' borrowings from the New York Fed at the Prime Dealer Discount Window. The two guaranties have provided liquidity and the support necessary for the financial stability and viability of Bear Stearns. In the event the stockholders of Bear Stearns do not approve the merger, the operating guaranty would, by its terms, terminate 120 days following such a "no" vote. JPMorgan Chase would also terminate the Fed guaranty under those circumstances. Absent the operating guaranty, Bear Stearns could face the increased risk of rapid loss of clients, customers and counterparties, and absent the Fed guaranty, Bear Stearns could be unable to obtain necessary funding. The lack of liquidity and the loss of clients, customers and counterparties could seriously jeopardize Bear Stearns' financial viability, which would raise substantial doubt as to its ability to continue as a going concern. Accordingly, Bear Stearns could be forced to file for bankruptcy protection and to liquidate its assets, resulting in material adverse consequences for Bear Stearns' stockholders, creditors and employees.

      The failure to complete the merger could have significant adverse effects on our employees, which may include the following:
      o Those employees with offers of employment from JPMorgan Chase would likely see them rescinded.
      o Employees would no longer be eligible to receive the compensation packages for retained employees and transition employees set forth in the Retention Guidelines for Bear Stearns' employees, which are posted on our internal website.
      o Employees would no longer be eligible to receive the severance set forth in the U.S. Severance Pay Schedule, which is posted on our internal website.
      o Bear Stearns could be required to layoff significant numbers of employees. Upon termination, Bear Stearns' employees are generally not entitled to any severance. Historically, Bear Stearns has made severance decisions on a case by case basis. Any decision to pay severance will be based in part on Bear Stearns' financial condition at the time of any such termination, which could be significantly impaired. In addition, if Bear Stearns is forced to file for bankruptcy protection any decision to pay severance to employees could be subject to the approval of the bankruptcy court.


                             ADDITIONAL INFORMATION

      In connection with the proposed merger, JPMorgan Chase has filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Bear Stearns that also constitutes a prospectus of JPMorgan Chase. JPMorgan Chase and Bear Stearns urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from JPMorgan Chase's website (www.jpmorganchase.com) under the tab "Investor Relations" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Bear Stearns' website (www.bearstearns.com) under the heading "Investor Relations" and then under the tab "SEC Filings."

      JPMorgan Chase, Bear Stearns and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bear Stearns stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Bear Stearns stockholders in connection with the proposed merger is set forth in the proxy statement/prospectus filed with the SEC. You can find information about JPMorgan Chase's executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2008. You can find information about Bear Stearns' executive officers and directors in the amendment to its Annual Report on Form 10-K filed with the SEC on March 31, 2008. You can obtain free copies of these documents from JPMorgan Chase and Bear Stearns using the contact information above.